                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               AMENDMENT NO. 3 TO
                                   FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934



                                CABLE LINK, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

           Ohio                                          31-1239657
-------------------------------                ---------------------------------
(State or Other Jurisdiction of                       (I.R.S. Employer
Incorporation or Organization)                       Identification No.)

280 Cozzins Street, Columbus, Ohio                         43215
----------------------------------------       ---------------------------------
(Address of Principal Executive Offices)                 (Zip Code)


                                 (614) 221-3131
--------------------------------------------------------------------------------
                          (Issuer's Telephone Number)

Securities to be registered under Section 12(g) of the Act:


                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of Class)

                                     PART I
                                 ALTERNATIVE 2
                       ITEMS 6-12 OF MODEL B OF FORM 1-A

ITEM 6.  DESCRIPTION OF BUSINESS

THE COMPANY

         The core business of Cable Link, Inc. (the "Company" or "Registrant") is the refurbishment, repair and sale of previously owned cable television ("CATV") equipment. The Company purchases the equipment from cable operators who have surplus due to either an upgrade in their system or an overstock in their warehouse. This equipment is sold both "as is" and refurbished to CATV operators throughout North America, South America, Mexico and the Pacific Rim. The Company supplies virtually any type of electronic equipment a cable operator would use, from the headend (receiving and transmitting site) to the converter box at the customer's home. The Company distributes new equipment and acts as a consignment agent for new equipment, on behalf of equipment manufacturers. The Company has been recognized by Scientific-Atlanta as an Authorized Parts Distributor and a New Products Distributor. The Company entered into a Distribution Agreement with Scientific-Atlanta, Inc. ("SA") effective as of March 1, 1997, whereby the Company was appointed as a non-exclusive distributor to purchase products of SA for its own account and to resell to customers within the United States. Unless terminated earlier as provided in the Agreement, the term will expire on December 31, 1998. The Agreement provides that the Company will meet quarterly purchase quotas established by SA and presented in writing to the Company prior to the beginning of each quarter. This Agreement is designed to enhance the Company's previous agreement with SA for the sale and distribution of refurbished equipment. SA is the second largest manufacturer of cable television equipment in the world. Historically, revenues of the Company break down to be approximately 64% attributable to sales of refurbished equipment, 10% from the repair of cable equipment, 16% from the sale of used products which the Company does not repair or refurbish, 1% from the sale of new and used parts and approximately 9% from the sale of new equipment, including equipment sold on consignment basis. The Company anticipates that its revenues, as a percentage of the total, will grow in the areas of repair and sales of new equipment.

         The Company has historically received a portion of its revenue from sales in the international market (17% in 1994, 22% in 1995 and 9% in 1996). Because CATV penetration is low in many foreign countries, management of the Company believes that the international market presents an additional opportunity for the sale of the Company's products and equipment. The Company currently conducts business in South America, Mexico, China and the Pacific Rim. The Company's foreign operations are subject to the usual risk inherent in situating operations abroad, including risks with respect to economic and political destabilization, currency fluctuations, restrictive actions by foreign governments, nationalization, the law and policies of the United States affecting trade, foreign investments and loans and foreign tax laws.

         The Company has been issued a small business credit insurance policy from the United States Export Import Bank ("EX-IM Bank"). The EX-IM Bank is a United States government agency established to promote export growth. This policy will allow the Company to extend credit terms to qualified international customers and have guaranteed payment. The EX-IM Bank will insure the receivable against 100% political risk and 95% commercial risk for terms up to one year. EX-IM Bank also provides special capital goods project financing for terms of one to ten years which will allow the Company to provide long term financing for CATV capital equipment and participate in large projects.

         The Company issued a Promissory Note to The Provident Bank on April 30, 1997 in the original amount of $750,000 under a Loan and Security Agreement dated November 17, 1996. Interest is payable monthly beginning May 30, 1997 at the rate of 1% over the Bank's prime rate. Principal is due and payable on demand or no later than April 30, 1998. The proceeds of the loan were used for working capital and operating expenses. Loan financing will be considered on large purchases when it is necessary to secure the purchase. Currently, the Company utilizes the bank line of credit when required. There would be a risk of default under loan financing if the income of the Company was insufficient to service debt.

         The Company believes that there are significant opportunities for CATV equipment sales both domestically and internationally. In the United States, the CATV industry is experiencing an increase in capital spending as compared to the previous two years which increase is likely attributable to, among other things, less uncertainty concerning federal regulation of the CATV industry and the continued development and emergence of new technology in the industry, including fiber optics and digital compression. CATV operators are offering an expanded menu of services to their subscribers and can increase rates along with the service enhancements. The ability to increase rates to subscribers provides the necessary incentive to CATV operators to upgrade channel capacity and create additional tiers of programming. The Company sells and develops equipment to allow CATV operators to increase channel capacity and better manage subscriber services and rates. Further, CATV operators and suppliers, including the Company, are demonstrating that system upgrades with currently available equipment and system architectures can be used as a basis to provide advanced subscriber services. Management of the Company believes that, for the most part, the international CATV industry and market is a few steps behind the United States market and that there will continue to be an increase of system upgrades and capital spending to develop more advanced CATV systems abroad and the Company is well-positioned to participate in the development of the CATV industry abroad.

         The Company was incorporated under the laws of the State of Ohio on December 28, 1987. The Company operates both its administrative and manufacturing operations from a single, leased facility at 280 Cozzins Street, Columbus, Ohio 43215. Its telephone number is (614) 221-3131.

STRATEGY

         The basic strategy of the Company is to: (a) maintain and expand its current customer base in the United States for the sale of refurbished CATV equipment while focusing on expanding the repair side of the United States market, (b) continue to develop new markets offshore in South America, Mexico, China, Russia and the Pacific Rim, and (c) increase the Company's new product distribution.

         The Company has a wide range of capabilities including the manufacturing and sale of a variety of products designed to receive or transmit satellite channels and local broadcast channels. The technical expertise of the Company's engineering staff coupled with state-of-the-art test equipment enable the Company to offer a wide range of refurbished CATV equipment, including receivers, processors and modulators that handle the signals for delivery to the cable subscriber. Other remanufactured products include amplifiers, line extenders and converters. The engineering team continually researches upgrades of line gear and converters to higher channel capabilities for domestic markets and to formats necessary for sale in international markets.

         The Company believes that the CATV industry is going through a metamorphosis, from an entertainment service in the home to being the focal point of a converging telecommunications marketplace serving both homes and businesses. Technological innovation is hurdling the political and legal obstacles which have prevented earlier convergence. As these obstacles are removed, the Company believes that there will be a greater demand for services such as those which the Company provides. Management believes the Company is well-positioned to thrive and prosper in this industry.

INDUSTRY AND MARKET BACKGROUND

         CATV is a service that delivers multiple channels of television to subscribers who pay a monthly fee for the services they receive. A CATV system consists of four principal components. The first is the "up-link," where the programmer's signal is first scrambled and addressed, and is then transmitted to a C-band satellite. The second, known as a cable system "headend" facility, receives television signals from satellites and other sources. The headend facility organizes and retransmits those signals through the third component, the distribution network, to the subscriber. The third principal component is the distribution network which consists of fiber optic and coaxial cables and associated electronic equipment which originate at the headend and extend throughout the CATV system. The fourth component of the CATV system, the subscriber equipment, is comprised of a "dropwire" which extends from the distribution network to the subscriber's home and connects either directly to the subscriber's television set or to a converter box. An addressable converter box is a home terminate device which permits the efficient delivery of premium CATV services, including pay-per-view programming, by enabling the CATV operator to control CATV subscriber services from a central headend computer.

         CATV operators generally offer to subscribers a basic service package and, for additional charges, additional tiers of services, including premium services. Basic service programming typically includes broadcast network local affiliates, independent television stations and other locally originated programs. Additional tiers of service may consist of different satellite-delivered services and premium services, such as HBO and Showtime, that typically are offered to subscribers as a package for a separate monthly fee. Successive tiers of programming include additional services for additional monthly fees. In addition, movies and special entertainment events, such as boxing matches and Olympic Games can be offered to subscribers with addressable converters on a selective, pay-per-view basis. CATV operators



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

are also introducing digital cable audio services which consist of multiple channels of commercial-free, compact disc quality music.

CAPITAL EXPENDITURES IN THE CATV INDUSTRY

         Construction, maintenance, expansion and upgrade of CATV systems require significant capital expenditures by CATV operators for system components, including coaxial and fiber optic cable, traditional radio frequency ("RF") amplifiers and fiber optic electronics, and addressable system controllers and converters.

         A major trend in the cable and satellite television industry has been the continuing expansion of channel capacity in response to CATV operators' desire to provide subscribers with more programming selections, including pay-per-view and additional premium programming services.

         The Company expects that CATV operators will continue to spend to upgrade the technological capabilities of their systems and increase channel capacity in order to meet subscriber demand for more programming services, such as expanded pay-per-view, premium services and digital cable audio, which, in turn, provides opportunities for increased revenues for the CATV operators. In addition, new technologies can improve a CATV operator's margins and customer services by increasing the CATV system's reliability, picture quality and the "user friendliness" of the converter. The Company also expects CATV operators to increase spending to meet governmental requirements for renewing franchises and to position themselves to enter new and potential markets such as telephone and personal communications networks.

         With the passage of the Telecommunications Act of 1996, there will be additional opportunities for the Company. The Act immediately deregulates rates for some small operators while providing for deregulation to the large operators over the next several years as cable competition comes into the marketplace. This expands the opportunities for the Company as cable operators are gearing up their rebuilds to remain competitive and creating new start-up operations from which the Company can generate both sales and repair business.

         With respect to technology, CATV operators and suppliers, including the Company, are demonstrating that system upgrades with currently available equipment and system architectures can be used as a basis to provide advanced subscriber services.

         Moreover, the growing use of United States broadband system designs and equipment in international markets, where CATV penetration is low, presents another opportunity for sales of the Company's systems and equipment.

SALES AND MARKETING

         The majority of the Company's sales activity is generated through personal relationships developed by its sales personnel and executives, telemarketing and direct mail to cable operators both in the United States and abroad. The Company has developed contacts with the major CATV operators in the United States and is constantly in touch with these operators regarding plans for upgrading or expansion and their needs to either purchase or sell equipment. The Company employs a bilingual individual in the sales department for the international market and several other sales persons to service the United States. The Company purchases a large amount of its inventory from cable operators who have upgraded, or are in the process of upgrading their system. The sales and purchasing functions operate under the same umbrella using a computerized buy/sell board to coordinate the activity between the two. In addition, the Company has very close relationships with major manufacturers of CATV equipment and purchases a large amount of such equipment from these original equipment manufacturers. Daily meetings of the sales and purchasing functions keep both aware of what is available to be purchased and what is needed to fill sales orders.

         The Purchasing Department buys previously used CATV equipment throughout North America. As a result of competition in the communications industry, cable operators are aggressively upgrading their system with newer, technologically advanced equipment. This provides the Company's purchasing department opportunities to buy equipment which were not normally available to the Company in the past. This competitive CATV market enables the

Company to acquire additional inventory for sale to cable operators who are expanding with new subscribers or who are upgrading their system with the newer, more expensive technology. The Company employs three purchasing agents.

         As of December 31, 1996, Scientific Atlanta represented 14% of the accounts receivable balance; however, the Company had also purchased equipment from Scientific-Atlanta and the Company had an accounts payable balance owed to Scientific Atlanta at that time, thus reducing exposure. The Company is not dependent on one or a few customers to support its business. There are approximately 6,000 cable television systems within the United States, each of which is a potential customer. The international market continues to expand which creates additional potential customers for the Company.

         The Company entered into a two-year agreement with Fanch Communications Inc. on September 15, 1997 whereby the Company agreed to assist Fanch Communications in the transfer and repair of Fanch's converters, headend, test equipment and amplification equipment. Fanch communications is the 20th largest multi-system operator in the country with 500,000 customers in its cable systems.

ENGINEERING

         The Company's engineers aggressively seek to implement existing technological developments as they strive to meet the needs of the Company's customers.

         Recent advances in technology and new federal regulations have prompted competitive upgrade activity among cable systems operators. The Company's engineering department is well-equipped to handle the needs of systems operators. The Address Reader for the Oak RTC-56 and the Addressable Prom Programmer for the Jerrold DRZ are two replacement products redesigned and built by the engineering department to help meet customers' upgrading needs.

         The engineering department strives to ensure the Company's on-going commitment to quality and service is upheld by continually upgrading linegear and converters to higher channel capabilities for United States markets and to formats necessary for international markets. The department has the ability to perform required FCC systems tests, both in-house and on-site, and maintains a staff that is experienced in analog video, digital, and radio frequency (RF).

COMPETITION

         There are a number of businesses similar to the Company throughout the United States engaged in buying and selling used CATV equipment. The two major competitors are Contec Limited Partnership in the repair area and VueScan, Inc. in the sales area.

         The CATV industry is highly competitive and is characterized by numerous companies competing in various segments of the market. Many of the Company's competitors have greater name recognition, more extensive engineering, production and marketing capabilities and greater financial, technological and personnel resources than the Company. In addition, certain companies in the CATV industry have expanded their product lines in recent years as a result of acquisitions. The two major competitors of the Company are Contec Limited Partnership in the repair area and VueScan, Inc. in the sales area. There can be no assurance that the Company will be able to compete successfully in the future with existing or new competitors.

EMPLOYEES AND TRAINING

         As of June 30, 1997, the Company had 80 full time employees, 52 of which work on the repair and refurbishment of converters and other cable TV equipment. There are 10 employees in shipping and receiving, 10 employees in the sales and purchasing department, and the remaining eight are in finance and general administration. New production employees are placed on a six week training program during which they are paired with an experienced technician. None of the Company's employees is covered by a collective bargaining agreement and management believes that the Company's relationship with its employees is good. Key employees may be eligible to participate in the Company's stock option plan.

CONTROL AND INFORMATION SYSTEMS

         The Company uses a personal computer based network system to control customer orders, sales orders, shipments, accounts receivable, inventory, general ledger and accounts payable. All payrolls are prepared by an outside service. The current configuration of hardware and software meets the present needs of the Company, and is flexible enough to allow for expansion in the future. The Company completed implementation of its computer information system in 1996.

PRODUCTS

         The majority of the Company's business is the sale of used CATV equipment. The Company purchases the equipment from cable operators and equipment manufacturers who have surplus inventory due to either an upgrade in their system, an overstock in their warehouse, or due to overruns or cancellations of orders or trade-ins or upgrades. This equipment is sold both "as is" and refurbished to CATV operators throughout North America, South America, Mexico and the Pacific Rim. The Company supplies virtually any type of electronic equipment a cable operator would use, from the headend (receiving and transmitting site) to the converter box in the customer's home. In addition to the refurbished products, the Company also distributes some new products and repairs converters, linegear and headend equipment.

         Following is a list of the products sold by the Company with a brief description of the application of each product line:

         Converters. Converters come in many different forms (addressable, descrambling and non-descrambling or "plain-Jane") and bandwidths from 300 MHz (36 channels) to 750 MHz (115 channels). The majority of cable operators in the world use some type of converter in their system. The Company specializes in sales and repair of the Jerrold, Scientific Atlanta, Zenith, Hamlin, Pioneer and Oak lines of converters and also sells and repairs most other manufacturers' products.

         Linegear. Linegear encompasses all products which are actually placed on the cable line. This includes active electronics, trunk stations and line extenders, which amplify and distribute the cable signal, and passive equipment such as taps, splitters and directional couplers, which simply pass the signal through for delivery to additional lines and the customer's home. The Company sells and repairs all manufacturers' linegear products.

         Headend. The headend is perhaps the most important part of the cable system since this is where the signal is received, processed and transmitted to the customer's home. For that reason, this particular product requires the most technical expertise. This product line includes satellite receivers, modulators, processors, encoders and videociphers, all of which are used to provide cable delivered signal. If the cable operator's headend equipment is not calibrated and maintained properly, the customer will receive poor picture quality. The Company specializes in refurbishing and repairing various manufacturer's lines of headend products as well as modifying these for use in different video formats.

CONSIGNMENT INVENTORY PROGRAM

         In addition to the Company's own inventory assets, it also has recently achieved access to CATV equipment through a consignment program which does not require payment for the equipment until 30 days after the sale. This is done through both stocking of consignment inventory at the Company's warehouse as well as having access to excess inventory at a vendor's location. Consignment programs have been established with Tele Communications, Inc., Scientific Atlanta, Inc., Continental Cablevision and Time-Warner, Inc.

REASONS FOR FILING THIS FORM 10-SB

         The Company filed this Form 10-SB on a voluntary basis so that the Company's Common Shares registered thereunder may be traded on the secondary markets without qualification under individual state blue sky laws pursuant to
Section 18 of the Securities Act.

ITEM 7.  DESCRIPTION OF PROPERTY

PLANT AND FACILITY

         The Company operates out of approximately 60,000 square feet of space at 280 Cozzins Street, Columbus, Ohio. The Company leases its production and office space from a former director of the Company under an operating lease expiring in October 1998 with a three-year renewal option. During 1995, modifications were made to the lease that increased the Company's occupancy area and monthly rent. At June 30, 1997, monthly payments of $11,000 are required, subject to increases in real estate taxes and rent increases each November.

  Minimum lease payments:
                                 1997                        114,504
                                 1998                         97,320
                                                           ---------
                                                           $ 211,824
                                                           =========


         Rent expense was $135,449 and $108,566 for the years ended December 31, 1996 and 1995, respectively.



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

ITEM 8.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         All directors are elected for one year terms at the Company's annual shareholders' meeting in April or May.

NAME AND ADDRESS                   AGE       POSITION(S)
----------------                   ---       -----------
Bob Binsky                          57       Chairman of the Board, Chief Executive Officer and Director

Brenda L. Thompson                  35       President, Chief Financial Officer and Director

Richard Rozic                       56       Executive Vice President, Chief Operating Officer and Director

Eric S. Newman                      31       Director

Sherry J. Rothfield                 56       Director

Michael Tsao                        47       Director

Richard Baker                       41       Vice President of Production

         BOB BINSKY has served as Chairman of the Board of the Company since July 31, 1995 and has served as a director of the Company since 1992. Mr. Binsky first joined the Company as a consultant and Executive Vice President on October 1, 1992. On October 18, 1994, Mr. Binsky assumed the duties of the Company's Chief Executive Officer. Prior to joining the Company, Mr. Binsky served as Chairman and Chief Executive Officer of Decor Corporation, a chain of 135 publicly traded art and gift stores located in most of the upscale malls in the Eastern United States. In December 1989, Decor was sold to Claires Stores, Inc., a New York Stock Exchange listed company. Mr. Binsky serves on the board of PH Group Inc. of Columbus and Kahiki Foods of Columbus and on the advisory board of Regional Reps of Cleveland.

         BRENDA L. THOMPSON has served as a director and President of the Company since October 1994. Ms. Thompson joined the Company as its Chief Financial Officer in June, 1993. From 1990 to 1993, Ms. Thompson served as Director of Operations for Zee Medical Services. She holds an A.A. in Accounting and Business Management from Belmont Technical College and graduated from Wheeling Jesuit College in 1987 with a B.A. in Accounting.

         RICHARD ROZIC was elected as Executive Vice President and Chief Operating Officer and a director of the Company on December 16, 1996. From 1965 to 1996, Mr. Rozic was General Manager of National Sales, Builder's Division, for Frigidaire Company, a manufacturer and distributor of major appliances. Mr. Rozic graduated from the University of Maryland in 1962.

         ERIC S. NEWMAN has served as a director of the Company since April 1994. Mr. Newman is Vice President of World Wide Communications, Inc. He graduated from the University of Michigan in 1988, and Northwestern University School of Law in 1991. From September 1991 to March 1993, he was employed as an associate at the law firm of Jenner & Block in Chicago. From March 1993 to October 1993, he was employed as an associate at the law firm of Altheimer & Gray in Chicago.

         SHERRY J. ROTHFIELD has served as a director of the Company since November 1995. Mrs. Rothfield is an instructor in the Miami, Florida Advocate Program, a structured probation and deferred prosecution agency, and also works as a certified mediator in private practice. She graduated from State University of New York in 1962, earned a certificate in accounting from the University of Miami in 1981 and became a Certified Public Accountant in the State of Florida in 1983.

         MICHAEL TSAO has served as a director of the Company since November 1995. Mr. Tsao is President and a member of the Board of Directors of Kahiki Foods of Columbus. Mr. Tsao graduated from Pasadena City College in 1971 with an A.A. in Business Administration.

         RICHARD BAKER has been with the Company since 1984 and has served as Vice President of Production since 1994. He served as Production Manager for the Company from 1987 to 1994. Mr. Baker attended The Ohio State University from 1974 to 1976.

ITEM 9.  RENUMERATION OF DIRECTORS AND OFFICERS COMPENSATION OF MANAGEMENT

SUMMARY COMPENSATION TABLE

         The following table sets forth certain information concerning the 1996 aggregate remuneration of the three highest paid executive officers of the Company.

                                                                                         1996 Aggregate
Name                                                 Principal Position                   Renumeration
-----                                                ------------------                  --------------
Bob Binsky                                           Chairman of the Board                $100,000 (1)
                                                     Chief Executive Officer

Brenda Thompson                                      President                            $ 81,571

Anthony Matteo (2)                                   Vice Chairman                        $ 74,585
                                                     Chief Operating Officer

All directors and executive officers
as a group (7 persons)                                                                    $448,927


-------------

(1) Mr. Binsky received $100,000 pursuant to a consulting agreement with the Company. See "The Binsky Consulting Agreement." On August 1, 1997, Mr. Binsky became an employee of the Company.
(2)      Mr. Matteo resigned in June of 1996.

COMPENSATION OF DIRECTORS

         Each non-employee director of the Company receives $500 per Board of Directors meeting attended as compensation for his or her services. Pursuant to a letter agreement approved by the Board of Directors in 1994, Eric S. Newman is compensated $1,500 per month for legal and financial services he performs on behalf of the Company. The letter agreement is terminable upon 30 days' written notice by either party. Each of the directors of the Company is also eligible to receive stock options under the 1995 Stock Option Plan (the "1995 Plan"). Only non-incentive options may be granted under the 1995 Plan. The 1995 Plan provides that options on a total of 1,000 shares shall be granted to each director who is elected as a director at the Annual Meeting of Shareholders. On October 17, 1995, an amendment to the 1995 Plan was approved by the Board of Directors which provides for the grant of stock appreciation rights in connection with the grant of options under the 1995 Plan.

STOCK OPTIONS OF DIRECTORS

         Directors of the Company have been issued options for the purchase of 5,940 common shares at $1.33 per share, 77,220 common shares at $1.51 per share, 11,880 common shares at $3.50 per share and 7,700 common shares at $2.73 per share for 1994, 1995, 1996 and 1997, respectively. Additional options may be granted pending the achievement of certain financial standards.

STOCK OPTION PLAN

      The Company has adopted a stock option plan for, and has issued options to, certain key employees. The following chart summarizes warrant and option activity for 1996 and 1997.

                                                           Warrants                                 Options
                                                ------------------------------       -------------------------------------
                                                             Average Exercise                            Average Exercise
                                                              Price Per Share                             Price Per Share
                                                             ----------------                            -----------------
Balance 1/1/96                                   19,800           $  .93              669,438             $   1.58
   Issued                                          --               --                189,090                 1.29
   Canceled                                        --               --               (126,918)                1.05
   Exercised                                       --               --                (17,028)                1.77
Balance 1/1/97                                   19,800              .93              714,582                 1.60
   Issued                                       165,000(1)          1.82               11,000                 2.89
   Canceled                                        --               --                (87,120)                1.69
   Exercised                                       --               --                   --                   --
Balance 6/30/97                                 184,800           $ 1.73              638,462             $   1.61
----------------------------------


     (1) In July 1997, 82,500 of these warrants were exercised at an average price of $1.51 per share.

     With regard to director stock options issued under the 1995 Plan, (a) each option vests and becomes immediately exercisable on the date of grant; and (b) each option lapses and ceases to be exercisable upon the earliest of: (i) the expiration of ten years from the date of grant, (ii) nine months after the grantee ceases to be a director because of his death or disability, (iii) immediately upon resignation by the grantee as a director, or (iv) 30 days after the grantee ceases to be a director for any reason other than his death, disability or resignation.

     With regard to employee and consultant stock options issued under the 1995 Plan, subject to the rule set forth in the next sentence, the Board of Directors determines the term during which an option is exercisable at the time that it is granted. No option is exercisable after the expiration of ten years from the date of grant. If no express determination of the times when options are exercisable is made by the Board of Directors: (a) each option vests and becomes immediately exercisable on the date of grant; and (b) each option lapses and ceases to be exercisable upon the earliest of: (i) the expiration of ten years from the date of grant, (ii) nine months after the grantee ceases to be a consultant or employee because of his death or disability, (iii) immediately upon resignation by the grantee as a consultant or employee or upon the termination of the grantee for cause, or (iv) 30 days after the grantee ceases to be a consultant or employee for any reason other than his death, disability, resignation or termination.

THE BINSKY CONSULTING AGREEMENT

     The 1996 Consulting Agreement. Effective October 1, 1996, in a Consulting Agreement between the Company and Bob Binsky (the "1996 Consulting Agreement"), Bob Binsky, a director and Chairman of the Board of the Company, agreed to provide consulting services for the Company. Mr. Binsky was required to provide consulting services up to 200 days (approximately 1,600 hours) for the one-year term of the agreement and to serve as a director and Chairman of the Board. The Company was obligated to pay Mr. Binsky $100,000 in equal monthly installments for the consulting services. Mr. Binsky was granted an option to purchase 33,000 common shares of the Company for $.72 per share. Compensation expense was not recorded since the exercise price of the warrants was equal to the market value of the stock on the date of grant of the options to Mr. Binsky. Mr. Binsky can exercise the option at any time before October 1, 2006. The 1996 Consulting Agreement provides that Mr. Binsky can assign his obligations under the agreement to an affiliate; this provision was negotiated by Mr. Binsky for tax purposes. On August 1, 1997, the 1996 Consulting Agreement was terminated and Mr. Binsky became an employee of the Company.

ITEM 10.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

         The following table sets forth, as of June 30, 1997, certain information with respect to the beneficial ownership of shares of common stock of the Company by (i) each person known to the Company to be the beneficial owner of more than 10% of the outstanding shares of common stock, (ii) each of the three highest paid officers of the Company, and (iii) the Company's directors and executive officers as a group.


                                              Number of Common Shares
     Shareholder                                 Beneficially Owned             Percent of Class
     -----------                              -----------------------           ----------------
     BOB BINSKY                                      239,109(a)                       15.4%
     20185 E. Country Club Drive
     Apt. #206
     North Miami Beach,
     Florida 33180

     E. JACK DAVIS                                   147,440                           9.0%
     6927 Rivers Edge St. Circle
     Bradenton, FL 34202

     BRENDA L. THOMPSON                               11,508(b)                        ---
     458 Alton & Darby Creek Road
     Galloway, Ohio 43119

     ERIC S. NEWMAN                                    3,834(b)                        ---
     1765 West Altgeld, Unit D
     Chicago, Illinois 60614

     RICHARD ROZIC                                    11,550(b)                        ---
     5137 Chaffinch Court
     Dublin, Ohio 43017

     SHERRY J. ROTHFIELD                                 ---(c)                        ---
     1021 North Venetian Drive
     Miami, Florida 33139

     MICHAEL TSAO                                      1,980(b)                        ---
     3583 East Broad Street
     Columbus, Ohio 43213

     AXXESS INTERNATIONAL GROUP, INC.                165,000(d)                       10.0%
     P.O. Box 27740
     Las Vegas, NV 89126-1740

     All directors and executive officers
        as a group (7 persons)                       415,421(a)(b)(c)                 26.8%


----------

(a) Includes 3,960 shares owned by TR Sport, Inc., a distributor of maternity undergarments to the retail trade. Excludes 422,180 shares subject to outstanding and exercisable options and warrants held by Bob Binsky.

(b) Excludes 28,820 shares subject to outstanding and exercisable options held by Mr. Newman; for Ms. Thompson, 51,590 shares; for Mr. Tsao, 3,080 shares; for Mr. Rozic, 1,100 shares; and for all directors and executive officers as a group, 490,050 shares.

(c) Excludes 19,180 shares owned by Mrs. Rothfield's husband. Mrs. Rothfield disclaims beneficial ownership of all of the shares owned by her husband. Excludes 3,080 shares subject to stock options outstanding and exercisable as of June 30, 1997.

(d) Excludes 165,000 shares subject to outstanding and exercisable warrants held by Axxess International Group, Inc.


         Each person has sole investment power and sole voting power over the shares disclosed as being owned by such person.

ITEM 11.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

THE SEPARATION AGREEMENT

         On October 18, 1994, the Company and the Company's former president and then largest shareholder, E. Jack Davis, entered into a Separation Agreement and General Release (the "Separation Agreement"). The Separation Agreement required the Company to pay Mr. Davis $100,000 in exchange for a release of claims or charges of discrimination.

THE SHARE PURCHASE AGREEMENT

         On October 18, 1994, Bob Binsky entered into a Share Purchase Agreement with E. Jack Davis which provided for the sale of substantially all of the common shares of the Company owned by Mr. Davis. Under the Share Purchase Agreement, Mr. Binsky agreed to pay $1.176 million for 581,636 common shares of the Company owned by Mr. Davis. Upon execution of the Share Purchase Agreement, Mr. Binsky acquired 49,500 common shares of the Company from Mr. Davis for $100,000. An additional $176,000 was to be paid, without interest, on or before March 23, 1995, and another $100,000, without interest, on or before April 12, 1995. The balance of the purchase price, $800,000, was payable in 48 monthly payments each consisting of $16,666.66 of principal plus accrued interest, with the first such payment due on June 1, 1995. If Mr. Binsky paid $675,000 of the $800,000 portion of the purchase price on or before October 17, 1995, the purchase price was to be deemed satisfied in full.

         On March 23, 1995, Mr. Binsky and Mr. Davis entered into a First Amendment Agreement to Share Purchase Agreement (the "First Amendment Agreement"). The Share Purchase Agreement was amended to provide that if Mr. Binsky paid an aggregate of $600,000 of the $800,000 portion of the purchase price (excluding any interest with respect to the $800,000) and all other portions of the purchase price (including the payment of $176,000 to be paid on or before March 23, 1995 and $100,000 to be paid on or before April 12, 1995) on or before June 1, 1995, then Mr. Binsky's obligation to pay $800,000 would be deemed satisfied in full.

         On June 1, 1995, Mr. Binsky and Mr. Davis executed the Second Amendment Agreement to Share Purchase Agreement (the "Second Amendment Agreement"). The Second Amendment Agreement amended the Share Purchase Agreement to provide that the final payment of $800,000 to Mr. Davis was payable in 48 monthly payments each consisting of $16,666.66 of principal plus accrued interest, with the first such payment due on January 1, 1996 and the next 47 payments due on the first day of each month thereafter. As consideration for the execution of the Second Amendment Agreement, outstanding interest on the $800,000 through May 30, 1995 in the amount of $38,914.19 was paid upon execution of the Second Amendment Agreement. The Second Amendment Agreement further provided that if Mr. Binsky paid an aggregate of $600,000 of the $800,000 portion of the purchase price on or before December 31, 1995, then Mr. Binsky's obligation to pay the purchase price would be deemed satisfied in full.

         On November 16, 1995, Mr. Binsky and Mr. Davis executed the Third Amendment Agreement to Share Purchase Agreement (the "Third Amendment Agreement"). The Third Amendment Agreement provided that if Mr. Binsky made a lump sum payment of $300,000 of the $800,000 balance of the purchase price to Mr. Davis subsequent to December 31, 1995 and on or before January 2, 1996, and shall not be otherwise in default under the terms of the Share Purchase Agreement, then (a) Mr. Binsky's obligation to pay the purchase price (except for the portion of the purchase price due for 198,000 shares) would be deemed satisfied in full; (b) Mr. Binsky's obligation to acquire the remaining 198,000 shares would be terminated and released; (c) Mr. Davis would retain ownership of the remaining 198,000 shares; and (d) the escrow agent holding the shares would terminate the obligation of all of the parties under the Share Purchase Agreement. Under the Third Amendment Agreement, Mr. Binsky also agreed to vote the shares that he controlled to cause the election of Mr. Davis to the Board of Directors of the Company.

         On December 29, 1995, Mr. Binsky paid $300,000 to Mr. Davis. Pursuant to the Third Amendment Agreement, the escrow agent transferred 383,637 shares to Mr. Binsky and 198,000 shares to Mr. Davis, and the obligations of Mr. Binsky and Mr. Davis under the Share Purchase Agreement were terminated.

THE DAVIS CONSULTING AGREEMENT

         In conjunction with E. Jack Davis' resignation from the Company in October 1994, Mr. Davis and the Company entered into a Non-Competition and Consulting Agreement dated October 18, 1994 (the "Consulting Agreement"). The Consulting Agreement provided that Mr. Davis would serve as a consultant to the Company from October 18, 1994 through December 31, 1998. Mr. Davis agreed that he would not compete with the Company from the effective date of the Consulting Agreement through December 31, 1998. As payment for Mr. Davis' covenant not to compete with the Company, he was to receive $25,000, with an initial installment of $4,861.08 payable on October 18, 1995, and the remainder payable in 29 equal monthly installments. As payment for Mr. Davis' consulting services, he was to receive $350,000 from the Company, with an initial installment of $68,055.54 payable on October 18, 1995, and the remainder payable in 29 equal monthly installments. In addition, Mr. Davis was to receive payment for his reasonable out-of-pocket expenses which were authorized by the Company and incurred by him in the performance of his duties as a consultant.

         On June 1, 1995, the Company and Mr. Davis executed the First Amendment Agreement to Non-Competition and Consulting Agreement (the "First Amended Consulting Agreement"). The original Consulting Agreement was amended to provide that the Company would pay $25,000 to Mr. Davis in consideration of Mr. Davis' covenant not to compete with the Company, payable in 12 monthly installments of $1,099.53 and 17 monthly installments of $694.53. In consideration of the consulting services of Mr. Davis, the Consulting Agreement was amended to provide that the Company would pay $350,000 to Mr. Davis, payable in 11 monthly installments of $15,393.51, one monthly installment of $15,393.57 and 17 monthly installments of $9,722.22. The Consulting Agreement was further amended to provide that at any time during the pendency of a default by the Company in the payment of three monthly payments pursuant to the Consulting Agreement, or any default by Mr. Binsky of any payment under a Share Purchase Agreement entered into between Mr. Binsky and Mr. Davis in October 1992 which default has continued uncured for a period of 10 days after notice thereof to the Company by Mr. Davis, then Mr. Davis may elect to accelerate the balance due under the Consulting Agreement, as amended, and upon the Company's failure to pay the amount then due, including interest thereon at 10% per annum, within 10 days of notice of acceleration, Mr. Davis may either pursue collection of such sum or may declare the Consulting Agreement null and void by giving written notice of such election to the Company. The First Amended Consulting Agreement was ratified by the Board of Directors on June 20, 1995.

         On November 16, 1995, the Company and Mr. Davis executed the Second Amendment to Non-Competition and Consulting Agreement (the "Second Amended Consulting Agreement"). Under the Second Amended Consulting Agreement, Mr. Davis' responsibilities were altered to provide that (a) Mr. Davis would not be required to provide consulting services for more than 40 hours during each calendar month, (b) Mr. Davis would not be required to be present in the Company offices more than six times per year, (c) the Company would pay all of Mr. Davis' reasonable travel expenses from Florida to Columbus when his presence is required at the Company (as well as Mr. Davis' reasonable living expenses in Columbus), (d) each day that Mr. Davis is required to spend at the offices would be considered to be equal to 10 hours of consulting service time for the purposes of calculating Mr. Davis' number of consulting hours to be performed under the terms of the Second Amended Consulting Agreement, and (e) all requests for the performance of consulting services would be delivered to Mr. Davis in written form. In addition, the Second Amended Consulting Agreement provided that the Company would cause Mr. Davis to be elected as a director of the Company at the next meeting of the Board of Directors for a term which would expire at the next annual meeting of the Company, and would cause Mr. Davis to be nominated for re-election at such meeting. The payment obligations of the Company were also amended to provide that in consideration of Mr. Davis' covenant not to compete with the Company, the Company would pay $25,000 to Mr. Davis payable in seven monthly installments of $1,099.53, 25 monthly installments of $666.67 and a final installment of $635.54. In consideration of the consulting services of Mr. Davis, the Company must pay $350,000 to Mr. Davis, payable in seven monthly installments of $15,393.51, 25 monthly installments of $9,333.33 and a final installment of $8,912.18. Furthermore, Mr. Davis received $3,500 upon the completion of the report on competitive intelligence. The Company also agreed to provide partial reimbursement of the premium cost for medical and hospitalization coverage for Mr. Davis.

THE PARTICIPATION AGREEMENT

         Although Mr. Binsky was the sole purchaser under the Share Purchase Agreement, on January 24, 1995, Mr. Binsky entered into a Participation Agreement whereby specified individuals were permitted to participate in the acquisition of Mr. Davis' shares. The individuals are Eugene C. Hanchett, Marvin
A. Katz, Eric S. Newman, Brenda L. Thompson, Benton C. Rothfield and Kenneth J. Warren (the "Participants"). The first four individuals are or were directors of the Company, the last is counsel to the Company, and Mr. Rothfield is the spouse of a director and a relative of counsel to the Company. The Participation Agreement provided that 25% of the shares being acquired from Mr. Davis would be purchased by the Participants with each Participant purchasing a specified proportionate number of those shares. The Purchase price to be paid by the Participants was the proportional amount of the total purchase price paid by Mr. Binsky under the Share Purchase Agreement. Upon payment of the purchase price to Mr. Binsky, each Participant was entitled to the proportionate amount of gains or losses attributable to the acquisition and ownership of the shares by such Participant. On December 29, 1995, Mr. Binsky made the final payment resulting in the release of 383,637 shares from Mr. Davis' escrow agent. Accordingly, certificates were delivered to each Participant representing the number of shares corresponding to their interest in the shares acquired by Mr. Binsky, and the parties' obligations under the Participation Agreement were terminated.

THE OPTION AGREEMENT

         The Share Purchase Agreement was entered into by Mr. Binsky at the request of and for the benefit of the Company. In order to give Mr. Binsky flexibility in financing the purchase of shares under the Share Purchase Agreement, the Board of Directors authorized the Company to enter into an Option Agreement with him which provided Mr. Binsky with an option to require the Company to purchase any and all of the shares he purchased from Mr. Davis. The Option Agreement was executed on January 24, 1995 and expired (unexercised) upon termination of the Share Purchase Agreement on December 29, 1995.

LEASE FROM FORMER DIRECTOR

         The Company leases production and office space from Marvin A. Katz, a former director of the Company, under an operating lease expiring in October 1998 with a three year renewal option. Rental payments for 1997 are $114,504, subject to increases in real estate taxes and rent increases each November.

ITEM 12.  SECURITIES BEING OFFERED

         The Company's Articles of Incorporation authorize 10,000,000 common shares, without par value, and 200,000 preferred shares, without par value. At the date of this registration statement, the Company had issued and outstanding 1,632,302 common shares. No preferred shares are outstanding.

REPORTS TO SHAREHOLDERS

         If the Company's obligation to file reports with the Commission is suspended, the Company will no longer file such reports but the Company would continue to furnish Company shareholders with quarterly financial reports containing unaudited financial statements and annual reports containing audited financial statements.

COMMON SHARES

         Holders of common shares of the Company have no redemption or conversion rights, participate ratably in any distribution of assets to shareholders in liquidation and have no preemptive or other subscription rights. Holders of common shares are entitled to receive such dividends as may be declared by the Board of Directors. Holders of common shares are entitled to one vote for each share held on all matters on which shareholders are entitled to vote and are entitled upon compliance with certain procedural formalities, to vote cumulatively for the election of directors.

         The Company may issue stock for such consideration and to such persons as the Board of Directors from time to time determines. Such persons may include management, promoters or their affiliates or associates, subject to the fiduciary duty of the Board to ensure that the transactions are fair to the Company.

PREFERRED SHARES

         The Company's Articles of Incorporation authorize the issuance of "blank check" preferred shares in one or more classes or series with such designations, rights, preferences and restrictions as may be determined from time to time by the Board of Directors. As of the date hereof, there are no preferred shares outstanding. The Board of Directors may, without prior shareholder approval, issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the relative voting power or other rights of the holders of common shares. Preferred shares could be used, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of the Company. Although the Company has no present intention of issuing any preferred shares, there can be no assurance that it will not do so in the future. If the Company issues preferred shares, such issuance may have a dilutive effect upon the common shareholders.

REPORTS TO SHAREHOLDERS

         The Company furnishes its shareholders with quarterly financial reports which are not audited and annual reports containing audited financial statements.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         The principal market where the Registrant's equity is traded is the Nasdaq Bulletin Board. The range of high and low bids for the Registrant's equity for each of the past ten quarters is as follows:

         Year                       Quarter                   High                      Low
         ----                       -------                   ----                      ---
         1997                       2nd                       3 3/4                     2 1/16
                                    1st                       5 1/2                     1 5/8
         1996                       4th                       2 1/4                     0 3/4
                                    3rd                       4 1/4                     1 1/4
                                    2nd                       7 1/16                    3 1/4
                                    1st                       5 5/8                     0 13/16
         1995                       4th                       1 7/8                     0 7/16
                                    3rd                       1 11/16                   0 5/16
                                    2nd                       2 1/2                     0 1/2
                                    1st                       3 1/8                     1 7/8


         The above quotations reflect inter-dealer prices, without retail mark-up, mark down or commission and may not represent actual transactions. There are approximately 245 holders of the common shares of the Registrant. DIVIDEND POLICY The Registrant has not declared or paid any cash dividends on its common shares since its inception, and the Board of Directors presently intends to retain all earnings for use in the business for the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.

         The Registrant is not a party to any material legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         On September 23, 1996, the Registrant's former principal accountants resigned. No reports or financial statements issued by the former accountants contained an adverse opinion or disclaimer of opinion or was modified as to uncertainty, audit scope or accounting principles. There were no disagreements with the former accountants. The former accountants have declined to reissue their report. Groner, Boyle & Quillin, LLP was engaged as the Registrant's principal accountants on October 23, 1996.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         On January 10, 1997, the Registrant sold one Unit comprised of 165,000 common shares and warrants to purchase 165,000 common shares at various exercise prices. No underwriters were used or commissions paid. The Unit was sold to Axxess International Group, Inc. for $200,000, all of which was received by the Registrant. The offering and sale was made in accordance with Rule 504 of Regulation D promulgated under the Securities Act of 1933. A Form D was filed on January 8, 1997.

         It is the Company's belief that Axxess International Group, Inc. was formed by a syndicate of investors for the purpose of making the investment in the Company. There was no prior affiliation between Axxess or any officer, director or principal shareholder.

         On or about November 4, 1994, the Registrant sold 23,760 common shares at a purchase price of $2.525 per share to Raymond Hoch. No underwriters were used or commissions paid. The offering and sale was made in accordance with
Section 4 (2) of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Provisions governing the liability of the controlling persons, directors and officers of the Registrant include Ohio Revised Code Section 1701.59 and Article Five of the Registrant's Code of Regulations (see Exhibit
2.2 attached hereto) which provides for indemnification if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant.

                                    PART F/S
                              FINANCIAL STATEMENTS

         In the opinion of management, all adjustments necessary for a fair statement of results for the income statements for the period January 1, 1997 through June 30, 1997 have been included therein.

                                CABLE LINK, INC.

                              FINANCIAL STATEMENTS

                                   * * * * * *


                           DECEMBER 31, 1996 AND 1995
                                 AND SIX MONTHS
                               ENDED JUNE 30, 1997

                                CABLE LINK, INC.

                  COMPARATIVE STATEMENTS OF INCOME (UNAUDITED)

                                               3 MONTHS ENDING JUNE 30               6 MONTHS ENDING JUNE 30
                                           --------------------------------        ---------------------------
                                              1997                  1996              1997             1996
NET SALES                                  $2,642,018            $2,223,413        $4,853,535       $4,942,623

   Cost of Goods Sold                       1,762,148             1,388,990         3,233,906        3,091,980

   Operating Expenses                         674,515               752,728         1,271,262        1,518,366

TOTAL EXPENSES                             $2,436,663            $2,141,718        $4,505,168       $4,610,346

INCOME FROM OPERATIONS                     $  205,355            $   81,695        $  348,367       $  332,277

   Interest Expense                           (17,247)              (23,502)          (35,393)         (42,062)

   Other Income (Expenses)                        873                   550             2,059           15,341

INCOME (LOSS) BEFORE TAXES                 $  188,981            $   58,743        $  315,033       $  305,556

   Provision For Taxes                              0                  (625)                0           44,900

NET INCOME (LOSS)                          $  188,981            $   59,368        $  315,033       $  260,656

SHARES OUTSTANDING                          1,549,802             1,376,635         1,542,532        1,363,987

NET EARNINGS (LOSS) PER SHARE              $     0.12            $     0.04        $     0.20       $     0.19






  NOTE: NET EARNINGS AND NUMBER OF SHARES ARE RESTATED TO REFLECT A 3 FOR 2 STOCK SPLIT EFFECTIVE JANUARY 21, 1997 AND A 10% STOCK DIVIDEND EFFECTIVE AUGUST 1, 1997. THE SHARES ALSO REFLECT THE PURCHASE OF 165,000
  (POST JANUARY SPLIT) SHARES BY AXXESS INTERNATIONAL GROUP.

                                CABLE LINK, INC.

                                 BALANCE SHEET

                                                                1997                      1996
                                                              JUNE 30                   June 30
                                                            (UNAUDITED)               (UNAUDITED)
                  ASSETS

  Current Assets

     Cash                                                $      41,316               $        --
     Accounts Receivable                                     1,165,916                   1,329,428
     Inventories                                               987,918                   1,180,036
     Prepaid Expenses                                          154,336                     120,416
                                                         -------------               -------------
     TOTAL CURRENT ASSETS                                    2,349,486                   2,629,880
                                                         -------------               -------------

  Property & Equipment

     Cost                                                    1,396,449                   1,200,265
     Accumulated Depreciation                                 (687,291)                   (514,116)
                                                         -------------               -------------
     Net Property & Equipment                                  709,158                     686,149
                                                         -------------               -------------

     TOTAL ASSETS                                        $   3,058,644               $   3,316,029
                                                         =============               =============


                  LIABILITIES

  Current Liabilities

     Accounts Payable, Trade                                $1,228,658               $   1,070,376
     Current Portion Notes Payable                              49,325                      50,358
     Bank Revolving Credit Line                                326,592                     711,452
     Accrued Expenses                                          186,949                     366,756
                                                         -------------               -------------
     TOTAL CURRENT LIABILITIES                               1,791,524                   2,198,942

     LONG TERM DEBT                                            106,762                     208,820
                                                         -------------               -------------

     TOTAL LIABILITIES                                       1,898,286                   2,407,762
                                                         -------------               -------------

                  STOCKHOLDER'S EQUITY

  Current Stockholder's Equity
     Common Stock                                            1,409,298                   1,229,798
     Deficit                                                  (248,940)                   (321,531)
                                                         -------------               -------------
     TOTAL STOCKHOLDER'S EQUITY                              1,160,358                     908,267
                                                         -------------               -------------

     TOTAL LIABILITIES & EQUITY                             $3,058,644               $   3,316,029
                                                         =============               =============

                                CABLE LINK, INC.

                       COMPARATIVE CASH FLOWS (UNAUDITED)

                            SIX MONTHS ENDED JUNE 30,

                                                                             1997                   1996
                                                                          ----------             ----------
  CASH FLOWS FROM OPERATING ACTIVITIES:

     Net income                                                           $  315,033             $  260,656
     Adjustments to reconcile net income to net
       cash provided by (used in) operating activities:

         Depreciation and amortization                                        85,371                 53,906
         (Increase) decrease in operating assets:
              Accounts receivable                                           (429,353)              (287,027)
              Inventories                                                    188,391                (30,800)
              Prepaid expenses                                                75,303                 50,392
         Increase (decrease) in operating liabilities:

              Accounts payable                                               (84,686)               (78,043)
              Accrued expenses                                                 1,846                (40,263)
                                                                          ----------             ----------
     Net cash provided by (used in) operating activities                     151,905                (71,179)
                                                                          ----------             ----------

  CASH FLOWS FROM INVESTING ACTIVITIES:

     Purchase of property and equipment                                      (73,009)              (198,653)
                                                                          ----------             ----------
     Net cash used in investing activities                                   (73,009)              (198,653)
                                                                          ----------             ----------

  CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from sales of common stock                                     179,500                 61,600
     Repayments on line of credit, net                                      (280,498)               (38,530)
     Issuance of long-term debt                                                -                    106,420
     Principal payments on debt                                              (52,378)                (9,441)
                                                                          ----------             ----------
         Net cash provided by (used in)
           financing activities                                             (153,376)               120,049
                                                                          ----------             ----------

         Net decrease in cash                                                (74,480)              (149,783)

     Cash - beginning of period                                              115,796                149,783
                                                                          ----------             ----------

     Cash - end of period                                                 $   41,316             $      -
                                                                          ==========             ==========

  SUPPLEMENTAL DISCLOSURES OF
    CASH FLOW INFORMATION:

     Cash paid during the period for interest                             $   35,393             $   42,062

                                 C O N T E N T S

                                                                                                               Page
                                                                                                               ----
  INDEPENDENT AUDITORS' REPORT.................................................................................  21

  BALANCE SHEETS...............................................................................................  22

  STATEMENTS OF INCOME.........................................................................................  24

  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY................................................................  25

  STATEMENTS OF CASH FLOWS.....................................................................................  26

  NOTES TO FINANCIAL STATEMENTS................................................................................  28


To the Board of Directors and Stockholders
Cable Link, Inc.
Columbus, Ohio

                          INDEPENDENT AUDITORS' REPORT

         We have audited the accompanying balance sheet of Cable Link, Inc. as of December 31, 1996, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cable Link, Inc. as of December 31, 1996 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            Groner, Boyle & Quillin, LLP

  Columbus, Ohio
  February 5, 1997

                                CABLE LINK, INC.

                                 BALANCE SHEETS

                           December 31, 1996 and 1995

                                     ASSETS

                                                                                                           1995
                                                                                    1996               (Unaudited)
                                                                               -------------          --------------
  CURRENT ASSETS
      Cash                                                                     $     115,796          $     149,783
      Accounts receivable, net                                                       736,563              1,042,401
      Income taxes receivable                                                        102,422                 68,904
      Inventories                                                                  1,176,309              1,149,236
      Prepaid consulting                                                              45,755                 16,955
      Prepaid and other assets                                                        41,814                 44,316
                                                                               -------------          -------------
           Total current assets                                                    2,218,659              2,471,595
                                                                               -------------          -------------

  PROPERTY AND EQUIPMENT, at cost
      Furniture and fixtures                                                         510,587                401,601
      Equipment                                                                      622,988                432,064
      Leasehold improvements                                                         175,425                167,947
      Construction in progress                                                        14,440                  -
                                                                               -------------          -------------
                                                                                   1,323,440              1,001,612
      Less accumulated depreciation                                                 (604,311)              (462,601)
                                                                               -------------          -------------
           Net property and equipment                                                719,129                539,011
                                                                               -------------          -------------

  COVENANT NOT TO COMPETE AND
    OTHER ASSETS, net                                                                 42,040                 43,025
                                                                               -------------          -------------



           TOTAL ASSETS                                                        $   2,979,828          $   3,053,631
                                                                               =============          =============








    The accompanying notes are an integral part of the financial statements.

                                CABLE LINK, INC.

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                     Years Ended December 31, 1996 and 1995

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                                       1995
                                                                                1996                (Unaudited)
                                                                             ----------             -----------
  CURRENT LIABILITIES

        Current portion of long-term obligations                             $   101,703            $    59,799
        Revolving credit line                                                    607,090                749,982
        Accounts payable                                                       1,313,344              1,148,419
        Accrued expenses
             Payroll and related taxes                                           149,060                231,228
             Pension                                                             --                      81,637
             Other                                                                36,043                 94,154
                 Total current liabilities                                     2,207,240              2,365,219
                                                                             -----------            -----------

  LONG-TERM OBLIGATIONS                                                          106,762                102,400
                                                                             -----------            -----------

             Total liabilities                                                 2,314,002              2,467,619
                                                                             -----------            -----------

  STOCKHOLDERS' EQUITY

        Common stock, no par value                                             1,093,662              1,032,062
        Additional paid-in capital                                               136,136                136,136
        Deficit                                                                 (563,972)              (582,186)

                                                                             -----------            -----------
             Total stockholders' equity                                          665,826                586,012
                                                                             -----------            -----------



             TOTAL LIABILITIES AND STOCKHOLDERS'

               EQUITY                                                        $ 2,979,828            $ 3,053,631
                                                                             ===========            ===========











    The accompanying notes are an integral part of the financial statements.

                                CABLE LINK, INC.

                              STATEMENTS OF INCOME

                     Years Ended December 31, 1996 and 1995

                                                                                                        1995
                                                                                 1996               (Unaudited)
                                                                             -----------           -------------
  Sales                                                                      $ 8,248,814           $ 7,650,356

  Cost of sales                                                                5,612,731             5,106,947
                                                                             -----------           -----------

             Gross profit                                                      2,636,083             2,543,409

  Selling, general and administrative expenses                                 2,649,568             2,899,941
                                                                             -----------           -----------

  Income (loss) from operations                                                  (13,485)             (356,532)
                                                                             -----------           -----------

  Other income (expense)

        Interest expense                                                         (84,112)              (74,228)
        Gain (loss) on sale of assets                                              3,007                (2,506)
        Reconciliation with vendors                                               93,518                18,772
        Other                                                                      1,658                 1,412
                                                                             -----------           -----------
             Total other income (expense)                                         14,071                 6,450
                                                                             -----------           -----------

  Income (loss) before income taxes                                                  586              (360,082)

  Provision (benefit) for income taxes                                           (17,628)              (68,904)
                                                                             -----------           -----------

  Net income (loss)                                                          $    18,214           $  (291,178)
                                                                             -----------           -----------


  Net income (loss) per share                                                $      0.01           $     (0.22)
                                                                             ===========           ===========


  Shares used in per share computations                                        1,414,545             1,349,977


NOTE: Net earnings and numbers of shares are restated to reflect a 3 for 2 stock split effective January 21, 1997 and a 10% stock dividend effective August 1, 1997.









    The accompanying notes are an integral part of the financial statements.

                               CABLE LINK, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                     Years Ended December 31, 1996 and 1995


                                 Shares of Issued                       Additional
                                 And Outstanding       Common            Paid-In
                                   Common Stock        Stock             Capital          Deficit             Total
                                 ----------------    ----------         ----------        -------           ----------
BALANCE - DECEMBER 31,
  1994 (Unaudited)                1,349,977         $1,032,062         $136,136          $(291,008)        $  877,190

Net loss                               -                   -                -              (291,178)          (291,178)
                                  ---------          ----------         --------          ----------         ---------

BALANCE - DECEMBER 31,

  1995 (Unaudited)                1,349,977           1,032,062          136,136           (582,186)           586,012

Exercise of options and warrants     34,848              61,600             -                    -              61,600

Net income                             -                   -                -                18,214             18,214
                                  ---------          ----------         --------          ----------         ---------

BALANCE - DECEMBER 31,
  1996                            1,384,825          $1,093,662         $136,136          $(563,972)         $ 665,826
                                  ---------          ----------         --------          ----------         ---------


    The accompanying notes are an integral part of the financial statements.

                               CABLE LINK, INC.

                           STATEMENTS OF CASH FLOWS

                    Years Ended December 31, 1996 and 1995


                                                                                                         1995
                                                                                  1996                (Unaudited)
                                                                                --------              -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                                                               $ 18,214              $(291,178)
                                                                                --------              ---------
Adjustments to reconcile net income(loss) to net cash
 provided by (used in) operating activities:
         Depreciation and amortization                                           156,717                 95,338
         (Gain) loss on sale of assets                                            (3,007)                12,506
         (Increase) decrease in operating assets:
                  Accounts receivable                                            305,838                286,341
                  Income tax receivable                                          (33,518)               (68,904)
                  Inventories                                                    (27,073)              (347,424)
                  Prepaid and other assets                                       (30,097)                (8,520)
         Increase (decrease) in operating liabilities:
                  Accounts payable                                               164,925                159,627
                  Accrued expenses                                              (221,916)                88,609
                                                                               ---------              ---------
                           Total adjustments                                     311,869                217,573
                                                                               ---------              ---------

         Net cash provided by (used in) operating activities                     330,083                (73,605)
                                                                               ---------              ---------


CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                                             (213,086)              (101,544)
 Proceeds from sale of assets                                                     10,575                  2,500
                                                                               ---------              ---------
         Net cash used in investing activities                                  (202,511)              ( 99,044)
                                                                               ---------              ---------



    The accompanying notes are an integral part of the financial statements.

                                CABLE LINK, INC.

                            STATEMENTS OF CASH FLOWS

                     Years Ended December 31, 1996 and 1995

                                                                                                          1995
                                                                                  1996                  (Unaudited)
                                                                               ----------               -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock and exercise of
  stock options and warrants                                                       61,600                     -
Issuance of debt                                                                    -                      548,982
Repayments on line of credit, net                                                (142,892)                    -
Payments to former stockholder                                                     (8,002)                (124,496)
Principal payments on debt                                                        (20,163)                (116,396)
Payments on capital lease obligations                                             (52,102)                 (12,707)
                                                                               ----------               ----------
         Net cash provided by (used in) financing activities                     (161,559)                 295,383
                                                                               ----------               ----------

         Net increase (decrease) in cash                                          (33,987)                 122,734

Cash - beginning of year                                                          149,783                   27,049
                                                                               ----------               ----------

Cash - end of year                                                             $  115,796               $  149,783
                                                                               ==========               ==========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
         Interest                                                              $   88,097               $   71,215
         Income taxes                                                              10,000                   14,816


SUPPLEMENTAL DISCLOSURE OF NONCASH PROPERTY
  AND EQUIPMENT ACTIVITIES:
  Capital lease obligations incurred for equipment                             $   41,258               $  148,793
  Purchase of property and equipment with seller-financing                         85,275                    -


    The accompanying notes are an integral part of the financial statements.

                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)

NATURE AND SCOPE OF BUSINESS

The Company sells new and refurbished cable TV equipment in addition to repairing equipment for cable companies within the United States and various international markets. The Company operates both its administrative and manufacturing operations from a single, leased facility in Columbus, Ohio.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USES OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

ACCOUNTS RECEIVABLE

The Company utilizes the allowance method of accounting for accounts receivable and has provided for possible uncollectible amounts in the accompanying financial statements. The allowance for doubtful accounts was $40,360 and $81,221 for the years ended December 31, 1996 and 1995, respectively. Bad debt expense was $11,059 and $93,362 for the years ended December 31, 1996 and 1995, respectively.

INVENTORIES

Inventories consist of new and used cable TV equipment and parts used to refurbish and repair cable TV equipment. Inventory is valued at the lower of cost or market, using the average-cost method. The weighted average cost is calculated per item of inventory (new and used). Impairment and changes in market value are evaluated on a per item basis.

If the cost of the inventory exceeds their market value evaluation based on individual inventory items, provisions are made for the difference between the cost and the market value. Provision for potential obsolete or slow moving inventory is made based on analysis of inventory levels, changes in technology and future sales forecasts.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost, less accumulated depreciation computed using the straight-line method over the estimated useful lives of the related assets. Furniture, fixtures, and equipment are depreciated over lives ranging from three to seven years, and leasehold improvements are depreciated over the shorter of the lease term or useful life of the improvement, generally six to seven years. Major renewals and betterments are capitalized and depreciated; maintenance and repairs which neither improve nor extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income.

The Company leases certain equipment under capital lease agreements with a cost and accumulated amortization of $218,516 and $54,314, respectively, at December 31, 1996, and $176,808 and $15,124, respectively at December 31, 1995.
Depreciation expense, which includes the amortization of assets held under capital leases, was $151,933 and $89,338 for 1996 and 1995, respectively.

REVENUES

Revenues for all products are recognized when the related products are shipped. Warranties are extended on new and repaired and refurbished products for periods up to one year. The Company's expense for such warranties is not significant. Warranties are not extended for used equipment.

EARNINGS PER SHARE

Earnings per share are computed on the weighted average number of common shares outstanding including any dilutive options and warrants. Per share amounts have been restated for the effects of the 20% stock dividend, that was effective May 16, 1996 for stockholders of record as of May 6, 1996.

                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ADVERTISING

The Company expenses advertising costs as incurred. Advertising expenses were $41,980 and $60,121 for the years ended December 31, 1996 and 1995, respectively.

STATEMENTS OF CASH FLOWS

For the purpose of reporting cash flows, cash includes cash on hand and demand deposits held by banks.

INCOME TAXES

Deferred income taxes are recognized for the tax consequences in future years of differences between the financial reporting and tax bases of assets and liabilities at each year-end based on enacted tax laws and statutory tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense represents the taxes currently payable and the net change during the period in deferred tax assets and liabilities.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1995 financial statements to conform with the 1996 presentation.

CASH

As of December 31, 1996, the Company had deposits in a bank which exceeded the federally insured limits.

INVENTORIES

Inventories at December 31, 1996 and 1995 were as follows:

                                                        1996                      1995
Parts (used for repair/refurbish)                       359,234                   272,405
Converters                                              383,700                   336,619
Linegear                                                374,620                   459,149
Headend                                                 109,051                   124,252
                                                     ----------                ----------
                                  Gross Inventory     1,226,605                 1,192,425
Reserves                                                (50,296)                  (43,189)
                                                     ----------                ----------
                                  Net Inventory       1,176,309                 1,149,236

The Company reserves and periodically writes down slow moving inventory by category such as converters, linegear, parts, and headend.

REVOLVING CREDIT LINE

The Company has a revolving credit line with a bank for the lesser of $750,000 or an amount based on eligible inventory and accounts receivable. The credit line is secured by substantially all assets of the Company and is payable on demand. The line, which was renewed in 1996, matures on May 30, 1997, and interest is charged at prime plus 1%.

                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)

REVOLVING CREDIT LINE (continued)

In connection with the participation agreement discussed in the stockholder transactions, the Company acted as guarantor of personal loans for various Board members and stockholders. No guarantees were outstanding at December 31, 1996. The total amount guaranteed at December 31, 1995 was $98,000.

LONG-TERM OBLIGATIONS

Long-term obligations at December 31, 1996 and 1995 consists of the following:

                                                                                                       1996           1995
                                                                                                   -----------    -----------
         Notes payable to a bank relating to motor
          vehicle purchases due in monthly installments
          of $342 with interest at 8.75% thru April
          1997. The notes are secured by the
          motor vehicles.                                                                          $    1,274     $    8,809


         Amount payable to stockholder                                                                  9,302         17,304

         Amounts due under capital leases, net of $19,453
          and $27,118 representing interest at December 31,
          1996 and 1995, respectively.                                                                125,242        136,086

         Non-interest bearing note payable to an entity
          relating to an equipment purchase due in
          monthly installments of $2,722 through June,
          1999.  The face amount of the note is $97,985,
          and the effective interest rate is 9.25%.  The
          unamortized discount at December 31, 1996
          is $12,710.  The note is secured by the related
          equipment.                                                                                   72,647           -
                                                                                                   ----------     ----------

         Total                                                                                        208,465        162,199

         Less:  Current maturities                                                                    101,703         59,799
                                                                                                   ----------     ----------

         Long-term obligations                                                                     $  106,762     $  102,400
                                                                                                   ==========     ==========

                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)

LONG-TERM OBLIGATIONS (continued)

Maturities of long-term obligations are as follows:

                                                                                  Long-term               Capital Lease
                                                                                 Obligations               Obligations
                                                                                 -----------              -------------
                                    1997                                         $    36,345              $      77,480
                                    1998                                              30,986                     44,553
                                    1999                                              15,892                     10,667
                                    2000                                               -                         10,667
                                    2001                                               -                          1,328
                                                                                 -----------              -------------
                                                                                                                144,695
                       Less amount representing interest                                -                        19,453
                                                                                 -----------              -------------

                                    Total                                            $83,223              $     125,242
                                                                                 ===========              =============


RETIREMENT PLANS

The Company had a defined benefit pension plan, that was frozen effective December 31, 1990, and a qualified defined contribution profit sharing plan. The plans were terminated effective August 1, 1995 and no contributions were made to either plan during 1995. Approval of the plan terminations and disbursement of plan assets was granted by the IRS during 1996. The remaining unfunded liability of $68,583 was paid during 1996. At December 31, 1996, the Company has no further liability for either plan.

INCOME TAXES

The provision for income taxes consists of the following:


                                                                          1996                  1995
                                                                       ----------             --------
                  Current (benefit) expense

                       Federal                                         $  (7,826)             $(68,904)
                       State and local                                    (9,802)                 -
                                                                       ----------             --------

                        Income tax (benefit) expense                   $ (17,628)             $(68,904)
                                                                       =========              ========


                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)


INCOME TAXES (continued)

The components of the net deferred tax asset (liability) are as follows:

                                                                         1996                  1995
                                                                      ----------            ----------
                  Assets:
                       Accounts receivable                            $   15,337            $   30,900
                       Inventories                                        46,660                90,700
                       Pension                                           -                      31,000
                       Net operating loss                                174,133                66,900
                       Accrued liabilities                               -                      19,400
                       Other                                               3,811                10,600
                                                                      ----------            ----------
                           Gross deferred tax assets                     239,941               249,500
                                                                      ----------            ----------

                  Liability:
                       Property and equipment                             35,603                33,400
                       Prepaid asset                                      17,387                 6,400
                                                                     -----------            ----------
                           Gross deferred tax liabilities                 52,990                39,800
                                                                     -----------            ----------

                                    Net deferred tax asset               186,951               209,700
                                    Less: Valuation allowance           (186,951)             (209,700)
                                                                     -----------            ----------

                                                                     $         0            $        0
                                                                     ===========            ==========


A reconciliation of the Company's effective tax values is as follows:

                                                                        1996                   1995
                                                                    ------------            -----------
                  Income tax at statutory rates                     $        200             $(122,428)
                  State and local taxes, net of federal benefit           (6,469)                -
                  Surtax and other rate differences                        5,298               (10,082)
                  Meals and entertainment/officer's life
                    insurance                                              6,092                 9,362
                  Change in valuation allowance                          (22,749)               54,244
                                                                    ------------             ---------

                                                                    $    (17,628)             $(68,904)
                                                                    ============             =========



Net deferred tax assets have been fully reserved, as it is not known if the benefit will be realized by the Company.

As of December 31, 1996, the Company has approximately $458,000 of tax net operating loss carryforwards remaining to be utilized. The tax net loss carryforwards begin to expire in the year 2007.

                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)

STOCKHOLDERS' EQUITY

At December 31, 1996 and 1995, the Company had authorized common shares, no par value, of 1,800,000 and authorized preferred shares, no par value, of 200,000. No preferred stock is issued or outstanding at December 31, 1996 or 1995.

The Company adopted the 1995 Stock Option Plan ("1995 Plan") effective October 17, 1995. The 1995 Plan authorizes the Company to grant options ("Options") to purchase shares of the Company's common stock to directors, employees and consultants of the Company. The 1995 Plan also authorizes the Company to grant stock appreciation rights ("SARS") to employees of the Company. The maximum number of common shares that may be issued under the 1995 Plan is 395,010. An SAR may be issued, at the discretion of the board of directors, either in tandem or not in tandem with an Option. The holder of an SAR tandem to an Option is entitled to receive, upon exercise of the SAR, payment of an amount determined by multiplying the excess of fair market value of a common share on the date the SAR is exercised over the exercise price of the related Option by the number of shares as to which the SAR has been exercised. The board of directors shall determine the exercise price of each SAR that is not in tandem with an Option at the time of granting the SAR, but in no event shall the exercise price be less than the fair market value of a common share on the date such SAR is granted. The exercise of an SAR tandem to an Option shall cancel the related Option with respect to the number of shares as to which such SAR is exercised. The exercise of an Option granted in tandem with an SAR shall cancel the related SAR with respect to the number of shares as to which such Option is exercised. At the discretion of the board of directors, payment upon the exercise of an SAR may be made in cash, shares of the Company's common stock or any combination thereof. All options granted during 1996 and 1995 were granted in tandem with SARS for an identical number of common shares.


The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized in the accompanying financial statements for options issued under the plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the methodology of Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation," the Company's net income (loss) and net income (loss) per share would change as indicated below:

                                                                                            1996             1995
                                                                                        ------------      -----------
                       Net income (loss):

                                As reported                                             $    18,214        $ (291,178)
                                Pro forma                                                   (21,524)         (305,041)

                       Net income (loss) per share:

                                As reported                                             $      0.01        $    (0.22)
                                Pro forma                                                     (0.02)            (0.23)


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995.

                                                          1996                                  1995
                                             -----------------------------               -----------------
         Dividend yield                      0                                           0
         Expected volatility                 574%                                        574%
         Risk-free interest rates            5.72%, 5.82%, 6.32% and 6.58%               7.55% and 6.80%
         Expected lives                      5, 4 and 1 years                            5 and 1 years


                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)


STOCKHOLDERS' EQUITY (continued)

A summary of the status of the Company's employee stock option plan as of December 31, 1996 and 1995 and changes for the years then ended is presented below:

                                               1996                                            1995
                                  ---------------------------------              -----------------------------
                                                       Weighted-                                  Weighted-
                                                        Average                                     Average
                                    Shares           Exercise Price                Shares       Exercise Price
                                  ---------          --------------              ---------      --------------
  January 1                         217,998              $1.37                     153,648           $1.87
  Granted                           138,270               1.40                     123,750            1.06
  Exercised                         (17,028)              1.77                      -                  -
  Canceled                         (126,918)              1.05                     (59,400)           2.03
                                    -------                                       --------
  December 31                       212,322               1.53                     217,998            1.51
                                    =======                                       ========

  Options exercisable
    at year-end

                                    101,574                                         94,644

  Weighted-average
    fair value of options
    granted during the
    year                            $  1.33                                        $  1.50



The following table summarizes information about employee stock options at December 31, 1996:

                                                   Weighted
                                                   Average
                                 Number           Remaining        Weighted-         Number             Weighted-
                              Outstanding        Contractual        Average        Exercisable           Average
       Range of               December 31,          Life           Exercise        December 31,         Exercise
  Exercise Prices                 1996            (In Years)         Price            1996               Price
  ---------------            -------------       -----------       ---------      -------------        ---------
$1.33 - $2.27                   200,442              7.3            $   1.35         99,594            $   1.69
 2.99 -  3.52                    11,880              7.9                3.08          1,980                3.52
                                -------                                             -------

      Total
212,322                                                                             101,574
                                =======                                             =======



The Company has entered into agreements to issue warrants to purchase common stock and stock options to a director of the Company in exchange for consulting services. In connection with these agreements, the Company paid consulting fees of $100,000 in 1996 and 1995, and issued options to purchase 33,000 shares at $0.72 per share and 39,600 shares at $.41 per share in 1996 and 1995, respectively and a warrant to purchase 19,800 shares at $.93 per share. No compensation expense was recorded since the exercise price of the warrants and options was equal to the market price of the shares at the date of grant.

                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)

STOCKHOLDERS' EQUITY (continued)

Following is a summary of the director's options, substantially all of which are fully vested:

                                               1996                                           1995
                                 --------------------------------             ---------------------------------
                                                 Weighted-Average                              Weighted-Average
                                 Shares           Exercise Price              Shares            Exercise Price
                                 -------         ----------------             -------          ----------------
        January 1                366,300             $1.71                    297,000             $1.90

        Granted                   34,980              0.88                     69,300              0.88
                                --------                                      -------

        December 31              401,280             $1.64                    366,300             $1.71
                                 =======                                      =======


The stock options expire at various dates through 2006.

At December 31, 1996 and 1995, the director held warrants to purchase 19,800 shares of stock for $0.93 per share. The warrants expire in 2004.

At December 31, 1996 and 1995, outside Board of Directors members held options to purchase 100,980 and 85,140 shares of common stock, respectively, with exercise prices ranging from $1.52 to $3.52. At December 31, 1996 and 1995, 97,020 and 85,140 of the options are vested. At December 31, 1996, 13,860 of these options have no expiration date, and the remaining options expire at various dates through 2006.

OPERATING LEASE OBLIGATIONS

The Company leases production and office space from a director of the Company under an operating lease expiring in October, 1998 with a three-year renewal option. During 1996 and 1995, modifications were made to the lease which increased the Company's occupancy area and monthly rent. At December 31, 1996, monthly payments of $9,504 were required, subject to increases in real estate taxes and rent increases each November. Minimum lease payments:

                           1997                       $114,504
                           1998                         97,320
                                                      --------

                                                      $211,824
                                                      ========


Rent expense was $135,449 and $108,566 for the years ended December 31, 1996 and 1995, respectively.

RECONCILIATION WITH VENDORS

During 1996 and 1995, the Company reconciled amounts owed to various vendors. These reconciliations resulted in a reduction of expenses of $93,518 and $81,772 in 1996 and 1995, respectively. At December 31, 1995, there was a contingency accrual of $63,893 included in accounts payable related to unresolved amounts. No such contingency exists at December 31, 1996.

                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)


STOCKHOLDER TRANSACTIONS

On October 18, 1994, the Company's former president and largest stockholder entered into an agreement, with a director, whereby the director would purchase from the former president 581,636 common shares. The disinterested stockholders of the Company approved the transaction on December 28, 1994. In addition, the director entered into a participation agreement whereby directors and third parties will acquire 25% of shares purchased pursuant to the Agreement. Effective December 31, 1995, the share purchase transaction was completed.

Under terms of the agreement, the Company entered into a separation, Non-competition and consulting agreement with the former president. The Separation Agreement requires the Company to pay the former president $100,000. Consulting services are to be provided by the former president through December 31, 1998, for total consideration of $350,000 payable in seven monthly installments of approximately $15,394; 25 monthly installments of approximately $9,333; and a final installment of $8,917. The former president also agreed not to compete with the Company through December 31, 1998, for total consideration of $25,000 payable in seven monthly installments of approximately $1,100; 25 monthly installments of approximately $667; and a final installment of $625. The covenant not to compete and the related obligation are reflected in the accompanying balance sheets, and the covenant is being amortized on the straight-line method over the term of the covenant. Total accumulated amortization in relation to the covenant not-to-compete was $11,981 and $7,197 for 1996 and 1995, respectively. The consulting services are being expensed over the term of the Agreement as services are rendered. Under this agreement, the Company recognized expenses of $84,000 per year in 1996 and 1995.

The following are the annual payments due under these agreements:

                           1997                       $120,000
                           1998                         19,547


CONCENTRATIONS OF CREDIT RISK

The Company grants credit to cable operations in the United States, Central and South America, Europe and the Pacific Rim. Sales are denominated principally in
U. S. dollars and, therefore, the Company does not have significant foreign exchange rate risk. Sales to customers outside the United States were $745,897 and $1,713,518 and the corresponding accounts receivable were $93,450 and $92,393 at December 31, 1996 and 1995, respectively. In most cases, sales of product in international markets are cash in advance or cash on delivery. Additionally, the Company carries insurance on all significant international accounts receivable.

As of December 31, 1996, approximately 14% of the accounts receivable balance was due from a single customer. At December 31, 1995, approximately 15% of the accounts receivable balance was due from a different customer.

                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)

SUBSEQUENT EVENTS

On January 8, 1997 the Company entered into an agreement with another entity (the Buyer) to purchase 165,000 shares of common stock of the Company and 165,000 warrants to purchase an additional 165,000 shares for $200,000. The warrants are fully vested and may be exercised in increments of 1,000 shares. The warrants have been separated into four groups of 41,250 shares each, with exercise prices of $1.36 for one group, $1.67 for one group, $1.97 for one group and $2.27 for one group. The expiration dates for these four warrant groups are six months, six months, nine months, and nine months, after January 8, 1997, the effective date of the offering. The warrants issued are transferable by the Buyer under any manner that is in compliance with all applicable security laws.

On January 21, 1997, the Company declared a 3 for 2 stock dividend for stockholders of record as of January 21, 1997, payable on January 31, 1997. Net income (loss) per share at December 31, 1996 and 1995 would be $ .01 and $ (.22), respectively, after consideration of this above-mentioned issuance of common stock, warrants and stock split.

                                    PART III

                                    EXHIBITS


ITEM 2. DESCRIPTION OF EXHIBITS.

The following documents are filed as exhibits to the registration statement.

         (2) Charter and By-Laws. The Articles of Incorporation and Code of Regulations of the issuer as presently in effect.

         (3)      Instruments Defining the Rights of Security Holders.

                  (a) See Exhibit 2.1 - Articles of Incorporation; Articles IV, V and VI See Exhibit 2.2 - Code of Regulations; Articles I, IV and VII

                  (b) The issuer agrees to provide to the Commission upon request instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed.

         (4)      None.

         (5)      None.

         (6)      Material Contracts

                  See Exhibit 6.1 - 1995 Stock Option Plan dated October 17,
                  1995

                  See Exhibit 6.2 - Warrant Agreement for Axxess International Group, Inc. dated January 8, 1997

                  See Exhibit 6.3 - Non-Competition and Consulting Agreement dated October 18, 1994.

                  See Exhibit 6.4 - First Amendment Agreement to Non-Competition and Consulting Agreement dated June 1, 1995.

                  See Exhibit 6.5 - Second Amendment Agreement to
                  Non-Competition and Consulting Agreement dated November 16, 1995.

                  See Exhibit 6.6 - Consulting Agreement dated October 1, 1996.

                  See Exhibit 6.7 - Eric S. Newman Independent Consulting Letter Agreement dated August 1, 1994.

                  See Exhibit 6.8 - Loan and Security Agreement dated November 27, 1996.

                  See Exhibit 6.9 - Promissory Note dated April 30, 1997.

                  See Exhibit 6.10 - Lease dated November 4, 1992 and Lease Modification Agreement dated October 26, 1995 for Suite 201, 280 Cozzins, Columbus, Ohio.


                  See Exhibit 10.1 - Consent of Groner, Boyle & Quillin, LLP

                  See Exhibit 16.1 - Acknowledgment by Coopers & Lybrand L.L.P.

         (7)      None.

         (10)     Consents. The consent of Groner, Boyle & Quillin, LLP.

         (16) Acknowledgment by Coopers & Lybrand L.L.P. as to information in Part II, Item 3.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on May 28, 1998.

                           CABLELINK, INC.




                           By: /s/ Bob Binsky
                               ------------------------------------------------
                               Bob Binsky, Chairman and Chief Executive Officer

                          INDEX TO EXHIBITS.

Exhibits            Instrument
--------            ----------
    2.1             Articles of Incorporation                                        *

    2.2             Code of Regulations                                              *

    3.1             Articles IV, V and VI of the Articles of Incorporation
                    (see Exhibit 2.1 above)                                          *

    3.2             Articles I, IV and VII of the Code of Regulations
                    (see Exhibit 2.2 above)                                          *

    6.1             1995 Stock Option Plan dated October 17, 1995                    *

    6.2             Warrant Agreement for Axxess International Group, Inc.
                    dated January 8, 1997                                            *

    6.3             Non-Competition and Consulting Agreement dated
                    October 18, 1994                                                 *

    6.4             First Amendment Agreement to Non-Competition and
                    Consulting Agreement dated June 1, 1995                          *

    6.5             Second Amendment Agreement to Non-Competition and
                    Consulting Agreement dated November 16, 1995                     *

    6.6             Consulting Agreement dated October 1, 1996                       *

    6.7             Eric S. Newman Independent Consulting Letter Agreement
                    dated August 1, 1994                                             *

    6.8             Loan and Security Agreement dated November 27, 1996              *

    6.9             Promissory Note dated April 30, 1997                             *

    6.10            Lease dated November 4, 1992 and Lease Modification
                    Agreement dated October 26, 1995 for Suite 201,
                    280 Cozzins, Columbus,Ohio                                       *

   10.1             Consent of Groner, Boyle & Quillin,LLP                          41

   16.1             Acknowledgment by Coopers & Lybrand L.L.P.                       *

------------------
* Previously filed